John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

April 21, 2022

VIA EDGAR

Mr. Michael Rosenberg

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	YieldStreet Prism Fund Inc.

Registration Statement on Form N-2 (File Nos. 333-228959 and 811-23407) and
Schedule TO-I (File No. 005-92514)

Dear Mr. Rosenberg:

On behalf of YieldStreet Prism Fund Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company by telephone on March 30, 2022 with respect to the Company’s Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File Nos. 333-228959 and 811-23407) filed with the Commission on March 2, 2022 (the “Registration Statement,” and such amendment, “Amendment No. 5”), and the Company’s Schedule TO-I (File No. 005-92514) filed with the Commission on March 2, 2022 (together with Amendment No. 5, the “Filings”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Filings.

Registration Statement Comments

1.	Comment: With respect to the last paragraph appearing on page ii of the prospectus, please confirm whether the Company expects to invest in subprime loans. If so, please disclose to what extent the Company intends to do so, and any unique risks associated with such investments.

Response: The Company advises the Staff on a supplemental basis that it presently indirectly invests on a minimal basis in certain subprime consumer loans through debt investments in vehicles that directly hold such consumer loans, consistent with the following disclosure on page 8 of the prospectus:

We seek to achieve our investment objective by primarily investing in Credit Investments. [. . .] We may also acquire Credit Investments that include, but are not limited to, [. .. .] consumer loans[. . .], as well as instruments that are directly or indirectly secured by such assets, including in certain cases Participation Interests. The Credit Investments may be of any type, including those with fixed, floating or variable interest rates[. .. .] Our exposure to below investment grade instruments involves certain risks, including speculation with respect to the issuer’s capacity to pay interest and repay principal when due, and are commonly referred to as “junk bonds” or “high yield securities.” Our Credit Investments primarily consist of investments that would be considered below investment grade.

The Company respectfully advises the Staff that it does not intend to focus on investments in subprime consumer loans to such a degree as would constitute a principal investment strategy, and so believes that the existing investment strategy disclosure regarding such investments is appropriate. The Company also notes that risk disclosure regarding the risks associated with below investment-grade investments is included in the Registration Statement (see, e.g., pages 46, 58-59, and 61). Notwithstanding this, the Company will revise the risk disclosure included in the prospectus filed by the Company immediately upon effectiveness of Amendment No. 5 to the Registration Statement to clarify its applicability to investments in subprime consumer loans, as shown below:

Debt securities and instruments that are below investment grade, including subprime loans and so-called “junk bonds,” are speculative, have a higher risk of default or are already in default, and tend to be less liquid and are more difficult to value than higher grade securities or instruments. Junk bonds and subprime loans tend to be volatile and more susceptible to adverse events and negative sentiments. These risks are more pronounced for securities that are already in default.

2.	Comment: Please confirm that the Company will update underlying valuation data with respect to each individual loan that it originates at least as often as the Company calculates its net asset value.

Response: The Company confirms that, in accordance with the Company’s valuation procedures, the valuation data for each loan it originates will be updated at least as often as the Company calculates its net asset value. As disclosed on page 78 of the Registration Statement, the Company’s board of directors determines the value of the Company’s investment portfolio on a quarterly basis.

3.	Comment: Please confirm whether the Company has stopped originating loans. If not, please reinsert prior disclosure and include representations and responses from prior response letters.

Response: The Company advises the Staff on a supplemental basis that it continues to originate loans. In addition, the Company respectfully advises the Staff that it has retained in Amendment No. 5 the disclosure previously added to both the principal investment strategies and principal risk sections of the Registration Statement in response to Comment No. 4 in the Company’s Commission response letter dated November 13, 2019, and Comments Nos. 11 and 14 in the Company’s response letter dated December 6, 2019, relating to the Registration Statement regarding the potential for directly originated investments (see, e.g., pages 2, 5, 7, 13, 46-48, 69 and 72 of the Registration Statement). In particular, the Company notes that disclosure regarding the potential for directly originated investments is presently included in the “Prospectus Summary,” “Risk Factors,” and “Investment Objective and Strategy” sections of the Registration Statement. The Company also notes that disclosure with respect to the potential conflicts of interests relating to allocation of directly originated investment opportunities is presently included in the “Risk Factors” section of the Registration Statement. Specifically, the disclosure addresses the following points on loan origination:

●	limits on loan origination by the Company, including a description of any limits imposed by the Company’s fundamental investment restrictions (see page 69);
●	a description of the overall loan selection process, including maturity and duration of individual loans, borrower and loan types, and geographic location of the borrower (see page 69);
●	the Company’s underwriting standards for these loans (see page 69);
●	the Company’s loan servicing obligations with regard to these loans (see page 69);
●	whether the Company intends to set up its own online loan platform to originate these loans (see page 69);
●	any limits on the number of loans the Company may originate to issuers in the same industry (see page 69); and
●	the potential risks resulting from loan origination (see pages 47-49).

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Schedule TO-I Comments

4.	Comment: In the Offer to Purchase attached as Exhibit 99(a)(1)(A) to the Schedule TO-I, the Staff notes the reference to “prompt” payment following the expiration of the tender offer. Please confirm that such payment will be made to tendering shareholders within two business days following the expiration of the tender offer.

Response: The Company advises the Staff on a supplemental basis that payment for Shares properly tendered and accepted for payment were made within three business days following the expiration of the tender offer. The Company notes that the process for handling such payments was handled by the Company’s transfer agent, which received approval to process payments on the morning of the second business day following expiration of the tender offer, after the submitted tenders had been reviewed and verified. The Company further notes that its tender offer expired at 11:59PM on the date of expiration, effectively requiring any review process to occur on the first business day following such expiration date. The Company therefore believes that such payment was made promptly in the manner required under Rule 14e-1 under the Securities Exchange Act of 1934, as amended. Notwithstanding the foregoing, the Company will endeavor to ensure payment is made within two business days following expiration of any future tender offers.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	Ivor Wolk, General Counsel / YieldStreet Prism Fund Inc.

Eugene Drozdetski, Funds Counsel / YieldStreet Inc.

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